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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                          Lightning Rod Software, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                ------------------------------------------------
                         (Title of Class of Securities)


                                   532244 10 0
                ------------------------------------------------
                                 (CUSIP Number)


                                 Thomas J. Patin
                        P. O. Box 5120, Hopkins, MN 55343
                                 (612) 377-9822
                ------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                December 17, 2001
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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                                  SCHEDULE 13D

CUSIP NO.   532244 10 0                                    PAGE  2  OF  5  PAGES


-------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thomas J. Patin
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [ ]

-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    N/A
-------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                  [ ]

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
 NUMBER OF         7  SOLE VOTING POWER
   SHARES
BENEFICIALLY          685,667 (includes 669,667 shares which may be
  OWNED BY            purchased upon exercise of currently
    EACH              exercisable options and 8,000 shares which
 REPORTING            may be purchased upon exercise of currently
   PERSON             exercisable Warrants)
    WITH
                   ------------------------------------------------------------
                   8  SHARED VOTING POWER

                      0
                   ------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER

                      685,667 (includes 669,667 shares which may
                      be purchased upon exercise of currently
                      exercisable options and 8,000 shares which
                      may be purchased upon exercise of currently
                      exercisable Warrants)
                   ------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    685,667 (Includes 669,667 shares which may be purchased upon exercise of currently exercisable options and 8,000 shares which may be purchased upon exercise of currently exercisable Warrants)
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.7%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
-------------------------------------------------------------------------------

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Item 1.  SECURITY AND ISSUER.

         This filing relates to Common Stock of Lightning Rod Software, Inc. (the "Company"), P. O. Box 5120, Hopkins, Minnesota 55343.

Item 2.  IDENTITY AND BACKGROUND.

         (a)      Name: Thomas J. Patin

         (b)      Business Address: P. O. Box 5120, Hopkins, Minnesota 55343.

         (c) Principal occupation: General Counsel and Acting CEO of the Company, P. O. Box 5120, Hopkins, Minnesota 55343.

         (d) Mr. Patin has not, during the last five years, been convicted in a criminal proceeding.

         (e) Mr. Patin was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

Item 4.  PURPOSE OF TRANSACTION.

         On December 17, 2001, Mr. Patin was granted an option to purchase 600,000 shares of Common Stock of the Company.

         The shares of Common Stock and Warrants initially purchased by Mr. Patin were acquired for investment purposes. In his capacity as a director and officer of the Company, Mr. Patin may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Patin may make additional purchases of Common Stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options and warrants held by him, depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Patin may decide in the future to sell all or part of his investments in the Company's Common Stock.

                                       Page 3 of 5

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         Although the purchases of shares of Common Stock and Warrants have been made for investment, at some future time Mr. Patin might decide that it is desirable to seek to acquire, or to participate in acquiring, the Company or to seek to control or further influence the management and policies of the Company. At the present time Mr. Patin has made no definite decision to seek to acquire, or to participate in acquiring, the Company. Mr. Patin anticipates that he may express his opinion or concern from time to time and may take appropriate action to support any management or other proposed transactions that may be consistent, and to resist any management or other proposed transactions that may be inconsistent, with his goals as an investor in the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Patin beneficially owns 685,667 shares of the Company's Common Stock, representing 17.7% of the shares of Common Stock which would be outstanding assuming exercise of all options and Warrants held by Mr. Patin. Of such shares, 8,000 are held directly by Mr. Patin and 677,667 are obtainable upon exercise of options and Warrants which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D. Mr. Patin has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by him. On December 17, 2001, Mr. Patin was granted an option to purchase 600,000 shares of Common Stock of the Company at an exercise price of $0.18 per share.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 17, 2001, Mr. Patin was granted a ten-year option to purchase 600,000 shares of the Company's Common Stock at an exercise price of $0.18 per share, which was the fair market value of the Company's Common Stock on the date of grant. The option vests as to one-third of the total number of shares immediately and as to the balance in 24 monthly installments; however, the option will vest earlier upon the happening of certain events, including a change of control of the Company and termination without cause. The option can be exercised with respect to both the vested and the unvested portion at any time during the life of the option; provided, however, if any unvested portion is exercised such portion will be subject to repurchase by the Company at the exercise price if Mr. Patin's relationship with the Company voluntarily terminates prior to the full vesting of such portion.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Stock Option Agreement dated December 17, 2001 between the Company and Mr. Patin--to be filed by amendment.


                                      Page 4 of 5

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001.


                                                 /s/ Thomas J. Patin




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